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SECURI 14047128 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8- 66852

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Panattoni Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2485 Natomas Park Drive, Suite 450
(No. and Street)

Sacramento	CA	95833
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Suzanne A. Mulvihill, Chief Compliance Officer — 916-381-6171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566 W	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Suzanne A. Mulvihill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Panattoni Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Suzanne A. Mulvihill, CCO

Title

Notary Public

STACY A. HARTY
COMM. # 2017751
NOTARY PUBLIC - CALIFORNIA
SACRAMENTO COUNTY
COMM. EXPIRES APRIL 5, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PANATTONI SECURITIES, INC.

FINANCIAL REPORT

DECEMBER 31, 2013

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Panattoni Securities, Inc.

We have audited the accompanying financial statements of Panattoni Securities, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Panattoni Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 13, 2014

PANATTONI SECURITIES, INC.
Statement of Financial Condition
December 31, 2013

ASSETS	
Cash	$ 25,146
Prepaid expenses	2,078
TOTAL ASSETS	$ 27,224
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	$ 4,159
TOTAL LIABILITIES	4,159
Stockholder's Equity	
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	$ 10,000
Additional paid-in capital	345,000
Accumulated deficit	(331,935)
Total Stockholder's Equity	23,065
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 27,224

See notes to financial statements.

PANATTONI SECURITIES, INC.
Statement of Income
Year Ended December 31, 2013

Revenue	
Consulting services fees	$ 90,000
TOTAL REVENUE	90,000
Expenses	
Compensation and related costs	38,655
Insurance	5,293
Professional fees	39,412
Regulatory fees and expenses	382
Other expenses	6,437
TOTAL EXPENSES	90,179
NET LOSS	$ (179)

PANATTONI SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2013

	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2012	1,000	$ 10,000	$ 345,000	$ (331,756)	$ 23,244
Net loss	-	-	-	(179)	(179)
Balances at December 31, 2013	1,000	$ 10,000	$ 345,000	$ (331,935)	$ 23,065

See notes to financial statements.

PANATTONI SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities:	
Net loss	$ (179)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in assets and liabilities	
Increase in prepaid expenses	(2,078)
Increase in accounts payable	3,776
Net cash provided by operating activities	1,519
Net increase in cash	1,519
Cash at beginning of year	23,627
Cash at end of year	$ 25,146

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

PANATTONI SECURITIES, INC.
Notes to Financial Statements
December 31, 2013

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Panattoni Securities, Inc., (Company), was incorporated in the state of California in July 2004. The Company is a wholly-owned subsidiary Panattoni Development Company, Inc. ("Parent"). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was formed to assist its Parent in the private placement of equity in real estate assets to be developed, owned, operated and sold by its Parent. These private placement offerings are exempt from registration pursuant to Regulation D promulgated under the Securities Act of 1933. The Company does not engage in the underwriting of securities, retail brokerage, or securities custodial services. The Company's customers are primarily individuals located throughout the United States. Currently, the Company's only source of revenue is the Consulting Services Agreement with its Parent

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, or perform custodial functions relating to customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

PANATTONI SECURITIES, INC.
Notes to Financial Statements
December 31, 2013

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Consulting Services Fees

The Company records consulting services fees when earned under the Consulting Services Agreement with its Parent.

Income Taxes

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code, resulting in all federal tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholders, therefore, there is no provision for federal income tax..

As of December 31, 2013, open Federal tax years subject to examination include the tax years ended December 31, 2010 through December 31, 2012.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $20,987, which was $15,987 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 0.20 to 1.

Note 3 - Related Party Transactions/Concentration/Economic Dependency

The Company is under the control of and economically dependent on its Parent. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous.

Under a Consulting Services Agreement (Consulting Agreement) amended in September 2010, the Company will provide its Parent with advice, recommendations, and consultation relative to certain securities-related transactions. The terms of the Consulting Agreement provide for an initial term of one year, renewed automatically for successive one-year terms. Consulting services fees recorded for the year ended December 31, 2013 under the Consulting Agreement totaled $90,000. The Consulting Agreement was not consummated on terms equivalent to arms length transactions.

Note 3 - Related Party Transactions/Concentration/Economic Dependency (continued)

The Parent and the Company have entered into an Office and Administrative Services Agreement (Services Agreement) amended in September 2012 requiring the Parent to provide Administrative services, office space, office equipment and supplies, payroll, marketing, sales, legal and accounting services and pay the other administrative and overhead expenses of the Company. The Services Agreement requires the Company to pay an incremental allocation services fee of $740 per month as base compensation for the incremental overhead expenses incurred by the Parent pursuant to the Service Agreement. The Parent may adjust the incremental allocation services fee upon written notice to the Company. Fees under this Service Agreement totaled $8,700 for 2013, of which $7,200 is included in professional fees and $1,500 is included in other expenses in the accompanying statement of income. The Services Agreement was not consummated on terms equivalent to arms length transactions.

The Company exclusively sells securities for real estate assets developed, owned, operated and sold by its Parent. All of the Company's business is obtained through referrals from Parent. Thus, the Company's brokerage fees and commissions revenue is dependent on continued referrals and real estate projects from its Parent. Additionally, the only significant source of revenue other than brokerage fees and commissions is consulting service fees provided under the terms of the Consulting Agreement with the Parent.

Note 4 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects in the various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results, of operations, or cash flows of the Company.

Note 5 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2013, through February 13, 2014, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

PANATTONI SECURITIES, INC.
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2013

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 23,065
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	2,078
Net Capital	$ 20,987
Aggregate indebtedness	
Accounts payable	$ 4,159
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 15,987
Ratio of aggregate indebtedness to net capital	0.20 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2013 as filed by Panattoni Securities, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Panattoni Securities, Inc.

In planning and performing our audit of the financial statements of Panattoni Securities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 13, 2014

The
LeGaye Law Firm P.C.
Tel: (281) 367-2454
Fax: (866) 338-6353
www.LeGayeLaw.com
2002 Timberloch Drive, Suite 200 ◇ The Woodlands, Texas 77380

February 21, 2014

Via Overnight Delivery

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

RE: Panattoni Securities, Inc.; Firm ID # 134643
Annual Audit Report, Form X-17A-5

Dear Sir or Madam:

On behalf of the above captioned member firm, enclosed please find two (2) counter-original Annual Audited Reports for the fiscal year ended December 31, 2014 with supporting Facing Page.

Should you have any questions regarding the enclosed reports, please feel free to contact the undersigned or Suzanne A. Mulvihill of Panattoni Securities, Inc.

Sincerely,

Debra M. Schaps

Debra M. Schaps*
Enclosures (as stated)

cc: Suzanne A. Mulvihill – Panattoni Securities, Inc. (with enclosure)
SEC – San Francisco Regional Office (w/enclosure)
Securities Investor Protection Corporation (SIPC) (w/ enclosure)
FINRA (filed electronically)

** Not Licensed to Practice Law*